December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (973) 455-4002

David M. Cote
Chief Executive Officer
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

> **Re:** **Honeywell International Inc.**
> **Definitive 14A**
> **Filed March 12, 2007**
> **File No. 001-08974**

Dear Mr. Cote:

We have reviewed your response letter dated October 18, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Your supplemental response to prior comment 3 appears to propose very limited revisions to your Compensation Disclosure & Analysis. We re-issue the prior comment. Please confirm that you will provide additional detail and analysis at an individual level regarding the specific compensation payable to each named executive officer. For each named executive officer, identify not only the factors that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors affected the final determination.

2. While we note your response to prior comment 6, we re-issue the prior comment in part. Please specifically confirm that you will identify all benchmark companies. In addition, please confirm that you will disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please confirm that you will explain why.

3. Your disclosure indicates that compensation is targeted at the 75th percentile as compared to your benchmark companies. It is unclear why you believe that this percentile is not "a material factor in your compensation decisions." Please explain.

4. While we note your response to prior comment 9, we re-issue the comment. To the extent that discretion has been exercised with respect to your compensation programs, please confirm that you will provide a more detailed discussion of each instance in future filings.

5. We note your response to prior comment 11. We re-issue the comment and request that you confirm that you will comply with the comment in future filings.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor